UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            General Housewares Corp.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.331/3 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    370073108
                       ----------------------------------
                                 (CUSIP Number)


                             Walter Absil, President
                          Walter Absil Investments Inc.
                                  875 McCaffrey
                       St. Laurent, Quebec, Canada H4T 1N3
                                 (514) 341-4152
     ----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 October 1, 1994
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 370073108                                          Page 2 of 7 Pages
--------------------                                         -------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Walter Absil Investments Inc.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Other (OO)
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

                                     340,000
        NUMBER OF           ----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    0
           EACH             ----------------------------------------------------
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                      340,000
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          340,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ]
          SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.39%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          Corporation (CO)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 370073108                                          Page 3 of 7 Pages
--------------------                                         -------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Walter Absil
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Other (OO)
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

                                     0
        NUMBER OF           ----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    0
           EACH             ----------------------------------------------------
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                      0
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ]
          SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          Individual (IN)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.        Security and Issuer.

      Issuer:     General Housewares Corp. (the "Company")
                  1536 Beech Street
                  Terre Haute, IN  47804

      Security:   Common Stock, par value $.331/3 per share ("Common Stock")


Item 2.        Identity and Background.

      (a)         Name:

                  This Schedule 13D is being filed by Walter Absil Investments Inc. ("WAI") and Walter Absil, who is the owner of a majority of the outstanding common stock of WAI.

      (b)         Business Address:

                  875 McCaffrey
                  St. Laurent, Quebec, Canada  H4T 1N3

      (c)         Present Principal Employment and Employer:

                  Walter Absil is the President of Walter Absil Investments Inc.

      (d)         Criminal Proceedings in Last Five Years:

                  None

      (e)         Civil Securities Proceedings in Last Five Years:

                  None

      (f)         Citizenship:

                  WAI is a corporation incorporated and organized under the Canada Business Corporations Act; Walter Absil is a Canadian citizen.


Item 3.        Source and Amount of Funds or Other Consideration.

     On October 1, 1994, the Company purchased the assets of Walter Absil Company Limited ("WAC") and Olfa Products Corp. ("Olfa"). WAC and Olfa were the exclusive distributor of precision cutting tools and accessories manufactured by Olfa Corporation of Osaka, Japan. The assets acquired included accounts receivable, inventories and equipment. The purchase price was $13,576,000, and consisted of a cash payment of $6,843,000, subordinated promissory notes in the principal amount of $2,233,000 bearing interest at 6% per annum and 400,000 restricted shares of Common Stock (valued at $4,500,000). The common stock issued in connection with this acquisition is restricted as to both sale and voting rights. All such restrictions will expire no later than September 30, 1999. See the Company's Report on Form 8-K filed with the Commission on October 4, 1994 for further description of the acquisitions.

     WAC owns directly 200,000 shares of the Company's common stock. WAI owns seventy percent (70%) of the issued and outstanding stock of WAC. On February 28, 1995, Olfa was dissolved and its shares of the Company were distributed to its stockholders, including WAI, which received 140,000 shares of the Company's common stock.

     Walter Absil owns a majority of the outstanding common stock of WAI.

Item 4.        Purpose of Transaction.

     WAI received 140,000 of the 340,000 shares of Common Stock reported herein in connection with the dissolution of Olfa; in addition, WAI is deemed to be the beneficial owner of 200,000 shares of Common Stock owned directly by WAC which were received as consideration for the sale by WAC of its assets to the Company, all as described more fully in the response to Item 3 above. Neither Mr. Absil nor WAI currently has any plans or proposals which relate to or would result in:
(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) the merger, reorganization, liquidation or other extraordinary corporate transaction involving the Company or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) changes in the Company's Board of Directors or management; (v) material changes in the present capitalization or dividend policy of the Company; (vi) material changes in the Company's business or corporate structure; (vii) changes in the Company's charter or by-laws which may have the effect of impeding the acquisition of in control of the Company; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system; or (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.


Item 5.        Interest in Securities of the Issuer.

      (a) WAI is deemed to have beneficial ownership of 340,000 shares of Common Stock (8.39% of all currently outstanding shares of Common Stock).

      (b) WAI has sole voting power with respect to, and the sole power to direct the disposition of, 340,000 shares of Common Stock.

      (c)         Not Applicable.

      (d)         Not Applicable.

      (e)         Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None.

Item 7.        Material to be Filed as Exhibits.

      1. Asset Purchase Agreements (filed as an Exhibit to the Company's Report on Form 8-K dated October 4, 1994).

      2. Stock Restriction, Standstill and Securities Registration Agreement (filed as an Exhibit to the Company's Report on Form 8-K dated October 4, 1994).

      3.          Joint Filing Agreement.


                                      * * *

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  WALTER ABSIL INVESTMENTS INC.


                                                  /s/ Walter Absil
                                                  -----------------------------
                                                  By: Walter Absil
                                                  Its: President




                                                  /s/ Walter Absil
                                                  -----------------------------
                                                  Walter Absil


Date:  February 26, 1997

                                                                       EXHIBIT 3

                             JOINT FILING AGREEMENT


     THIS JOINT FILING AGREEMENT is entered into as of the 24th day of February, 1997 by and between Walter Absil and Walter Absil Investments Inc. (together, the "Reporting Persons").

     WHEREAS, the Reporting Persons may be required to file a statement, and amendments thereto, containing information required by Schedule 13D, pursuant to
Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-1 promulgated thereunder in connection with the acquisition of shares of common stock of General Housewares Corp., a Delaware corporation; and

     WHEREAS, pursuant to paragraph (f) of Rule 13d-1 the undersigned desire to meet any Schedule 13D filing obligation under Rule 13d-1 by a single joint filing.

     NOW THEREFORE, in consideration of the foregoing, the undersigned hereby agree as follows:

     1. The undersigned agree that any statement on Schedule 13D to which this Agreement is attached and any amendments to such statement shall be filed on behalf of each one of them.

     2. This Agreement may be executed in counterparts each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                                  WALTER ABSIL INVESTMENTS INC.


                                                  /s/ Walter Absil
                                                  -----------------------------
                                                  By: Walter Absil
                                                  Title: President



                                                  /s/ Walter Absil
                                                  -----------------------------
                                                  Walter Absil